December 14, 2008	Robert D. Shin D 212.536.4885 F 212.536.3901 robert.shin@klgates.com

By EDGAR Transmission

Amanda Ravitz
Branch Chief – Legal
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

Re:	Kandi Technologies, Corp. Registration Statement on Form S-3 Filed: November 19, 2009 File No. 333-163222

On behalf of Kandi Technologies, Corp. (“Kandi” or the “Company”), as counsel for the Company, we hereby submit Kandi’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated December 9, 2009, regarding the above referenced Form S-3.

For the convenience of the Staff, the Staff’s comment is included herein and is followed by the corresponding response of Kandi.

Comment

Please provide us your analysis of your eligibility to use Form S-3 pursuant to General Instruction I.B. of that Form.  In particular, (1) tell us the subsection of General Instruction I.B. upon which you are relying; (2) provide us with the calculation of your common equity held by non-affiliates that you are using to support your eligibility; and (3) if you are relying out General Instruction I.B.6. for your offering, provide the calculations and disclosure required by Instruction 7 to General Instruction I.B.6 of Form S-3.

Response

The Company relied on General Instruction I.B.6 in concluding that it is eligible to use Form S-3.  The Company will provide the following disclosures on the outside front cover of the prospectus, as required by Instruction 7 to General Instruction I.B.6 of Form S-3:

“The aggregate market value of our outstanding common stock held by non-affiliates is $45,457,310, based on 19,961,000 shares of outstanding common stock, of which 7,961,000 shares are held by non-affiliates, at a per share price of $5.71 based on the average of the bid and asked prices of our common stock on December 4, 2009.  As of the date of this prospectus, we have not offered any securities during the past twelve months pursuant to General Instruction I.B.6 of Form S-3.”

Joseph Foti
December 10, 2009

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Robert Shin at (212) 536-4885.

Sincerely,

By:	/s/ Robert Shin, Esq.
Robert Shin, Esq.